KRAMER LEVIN NAFTALIS & FRANKEL LLP

THOMAS E. MOLNER

PARTNER

PHONE   212-715-9429

FAX   212-715-8000

TMOLNER@KRAMERLEVIN.COM

November 21, 2012

VIA EDGAR

Ms. Sonia Gupta Barros

Special Counsel

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:                             Altisource Residential Corporation

Amendment No. 1 to Form 10-12B

Filed November 1, 2012

File No. 001-35657

Dear Ms. Barros:

On behalf of Altisource Residential Corporation (the “Company” or “Residential”), we provide the Company’s responses to your letter dated November 20, 2012 (the “Letter”) setting forth the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the filing referenced above (the “Form 10”, the “Registration Statement” or the “filing”).

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.  The revisions to the filing described below are reflected in an amendment to the Registration Statement being filed simultaneously with this letter, courtesy copies of which, marked to reflect these revisions, are being delivered to the Staff.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

General

1.              We note your response to comment 3 of our comment letter dated October 18, 2012. Please revise your disclosure in the beginning of your information statement to state that you are an emerging growth company.

The Company’s amended Registration Statement includes the following revised disclosure on page iii:

“We are an Emerging Growth Company as defined in the Jumpstart Our Business Startups Act.  See “Risk Factors—Risks Related to our Business in General,” “Business—Emerging Growth Company Status” and “Critical Accounting Policies and Estimates—Emerging Growth Company Status.”

1177 AVENUE OF THE AMERICAS   NEW YORK NY 10036-2714   PHONE 212.715.9100    FAX 212.715.8000   WWW.KRAMERLEVIN.COM

ALSO AT 47 AVENUE HOCHE   75008 PARIS FRANCE

2.              We note your response to comment 3 of our comment letter dated October 18, 2012. We have referred your response to the Division of Investment Management for further review. Please engage directly with the staff of the Division of Investment Management referenced below regarding your exemption from registration under the Investment Company Act of 1940.

Per your instructions, the Company has contacted the staff of the Division of Investment Management regarding the Company’s exemption from registration under the Investment Company Act of 1940.

Summary, page 6

3.              We note your response to comment 9 of our comment letter dated October 18, 2012 and re-issue the comment, in part. Please revise your disclosure in this section to summarize the fees under the AAMC Asset Management Agreement.

The Company’s amended Registration Statement includes the following revised disclosure in the “Summary” section on page 6:

“The AAMC Asset Management Agreement

We will engage Altisource Asset Management Corporation, a United States Virgin Islands corporation (“AAMC”), recently formed by Altisource and being spun off contemporaneously with us, to provide us with asset management and corporate governance services (the “Services”) under an asset management agreement (the “AAMC Asset Management Agreement”).

As compensation for the Services, we will pay AAMC a quarterly incentive fee as follows: (i) 2% of all cash available for distribution by us to our shareholders until the aggregate amount of such cash dividends paid during the quarter divided by the average number of shares of our common stock outstanding during the quarter (the “Quarterly Per Share Distribution Amount”) exceeds $0.161, then (ii) 15% of all additional cash available for distribution by us to our shareholders until the Quarterly Per Share Distribution Amount exceeds $0.193, then (iii) 25% of all additional cash available for distribution by us to our shareholders until the Quarterly Per Share Distribution Amount exceeds $0.257, and thereafter (iv) 50% of all additional cash available for distribution by us to our shareholders (in each case as such amounts may be appropriately adjusted from time to time to take into account the effect of any stock split, reverse stock split or stock dividend).  The foregoing thresholds will be reduced to the extent that we pay or are deemed to pay dividends of cash from capital transactions and in the event that we pay or are deemed to pay dividends of cash from capital transactions so that a hypothetical holder of one share of our Class B common stock acquired on the Separation Date has received with respect to such share of Class B common stock, since the Separation Date, distributions of cash that are deemed to be cash from capital transactions in an aggregate amount equal to $12.74 (the approximate book value of single share of our Class B common stock as of the Separation Date), then all of the foregoing thresholds will be reduced to zero and we will pay AAMC a quarterly incentive fee equal to 50% of all additional cash available for distribution by us to our shareholders.  For the purpose of this calculation, any Class A common stock dividend priority will be disregarded.

In the event that we pay or are deemed to pay our shareholders dividends of cash from capital transactions, AAMC will not receive an incentive fee with respect to such capital transactions dividends until a hypothetical holder of one share of our Class B Common stock acquired on the Separation Date has received with respect to such share of Class B common stock, since the Separation Date, distributions of cash that are deemed to be cash from capital transactions in an aggregate amount equal to $12.74.  For the purpose of this calculation, any Class A common stock dividend priority will be disregarded.  Thereafter, AAMC will be entitled to an incentive fee with respect to any dividends of cash from capital transactions in accordance with the calculation in the preceding paragraph.”

Certain Relationships and Related Party Transactions, page 71

4.              We note your response to comment 27 of our comment letter dated October 18, 2012 where you disclosed the relationship Mr. Erbey has with each entity enumerated in the section. Please describe the role and relationship that you and each of your remaining directors has with each entity enumerated in this section and briefly describe the nature of the conflict or advise.

The Company’s amended Registration Statement includes the following additional disclosure in the “Certain Relationships and Related Party Transactions” section on page 74:

“David B. Reiner, who will serve as a director on our Board of Directors, currently serves on the Board of Directors of HLSS.  As of September 30, 2012, Mr. Reiner is the beneficial owner of the following:

Entity	Common shares	% of common shares outstanding	Vested stock options	Unvested stock options
HLSS	4275	.01%	0	0

None of our other directors or officers at the time of Separation will have any role with or relationship to Altisource, Ocwen, HLSS or AAMC.”

Lastly, in responding to your comments, the Company has instructed us to inform the Staff that it acknowledges the following:

•                  the Company is responsible for the accuracy and adequacy of the disclosures in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please contact the undersigned, Kevin J. Wilcox, Chief Administration Officer and General Counsel, Altisource Portfolio Solutions S.A. at +352.2469.7950, extension 247950 or Michelle D. Esterman, Chief Financial Officer, Altisource Portfolio Solutions S.A. at +352.2469.7902, extension 247902.

Very truly yours,

/s/ Thomas E. Molner
Thomas E. Molner

cc:                                Kevin J. Wilcox, Chief Administration Officer and General Counsel, Altisource Portfolio Solutions S.A.

Michelle D. Esterman, Chief Financial Officer, Altisource Portfolio Solutions S.A.

Jorge Bonilla, Staff Accountant, Securities and Exchange Commission

Jonathan Wiggins, Accounting Reviewer, Securities and Exchange Commission

Rochelle Plesset, Division of Investment Management, Securities and Exchange Commission

Folake Ayoola, Staff Attorney, Securities and Exchange Commission